Exhibit 12

COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in millions, except ratios)

For the first quarter of	2018
Earnings:
Income before income taxes	$199
Fixed charges added to earnings	119
Amortization of capitalized interest:
Consolidated	3
Proportionate share of 50 percent-owned persons	—
Total earnings	$321
Fixed Charges:
Interest expense
Consolidated	$114
Proportionate share of 50 percent-owned persons	—
$114
Amount representative of the interest factor in rents:
Consolidated	$5
Proportionate share of 50 percent-owned persons	—
$5
Fixed charges added to earnings	$119
Interest capitalized:
Consolidated	$5
Proportionate share of 50 percent-owned persons	—
$5
Preferred stock dividend requirements of majority-owned subsidiaries	$—
Total fixed charges	$124
Pretax earnings required to pay preferred stock dividends*	1
Combined total fixed charges and preferred stock dividends	$125
Ratio of earnings to fixed charges	2.59
Ratio of earnings to combined fixed charges and preferred stock dividends	2.57

* Based on a U.S. statutory tax rate of 21%.